UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

21VIANET GROUP, INC.
(Name of Issuer)
American Depositary Shares, each representing six Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)
90138A996
(CUSIP Number)
Jonathan Selvadoray
Temasek International Pte. Ltd.
60B Orchard Road, #06-18 Tower 2
The Atrium@Orchard
Singapore  238891
Telephone: +65 6828 2442

With Copies to:
Miranda So
Davis Polk & Wardwell
Hong Kong Club Building
3A Chater Road
Central, Hong Kong
Telephone: + 852 2533 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A996
1.		Names of Reporting Persons. Esta Investments Pte. Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,000,000 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,000,000 Class A ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 Class A ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) Approximately 11.75% of the Class A ordinary shares1
14.		Type of Reporting Person (See Instructions) CO

1 Represents approximately 4.46% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.10% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 304,525,819 Class A ordinary shares and 55,730,544 Class B ordinary shares outstanding as of September 30, 2013, as adjusted to give effect to the transaction as described in Item 4 below.

CUSIP No.	90138A996
1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,000,000 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,000,000 Class A ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 11.75% of the Class A ordinary shares2
14.	Type of Reporting Person (See Instructions) CO

2 Represents approximately 4.46% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.10% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 304,525,819 Class A ordinary shares and 55,730,544 Class B ordinary shares outstanding as of September 30, 2013, as adjusted to give effect to the transaction as described in Item 4 below.

CUSIP No.	90138A996
1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,000,000 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,000,000 Class A ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 11.75% of the Class A ordinary shares3
14.	Type of Reporting Person (See Instructions) CO

3 Represents approximately 4.46% of the voting power of the ordinary shares of the Issuer. Represents approximately 10.10% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 304,525,819 Class A ordinary shares and 55,730,544 Class B ordinary shares outstanding as of September 30, 2013, as adjusted to give effect to the transaction as described in Item 4 below.

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the American Depositary Shares (the “ADSs”), each representing six Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, The People’s Republic of China.

Item 2.  Identity and Background

This Schedule 13D is jointly filed on behalf of Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Temasek  Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”). The principal business address of each of Esta, Tembusu and Temasek Holdings is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore, 238891. The principal business of each of Esta, Tembusu and Temasek Holdings is investment holding.

Esta is a wholly-owned subsidiary of Tembusu, which is in turn a wholly-owned subsidiary of Temasek Holdings.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The purchase price for the ADSs was $15.00 per ADS. The funds used by Esta to acquire the ADSs described herein were obtained from proceeds of shareholder loans from its immediate holding company, Tembusu.

Item 4.  Purpose of Transaction

On September 30, 2013, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with Esta and certain selling shareholders listed in the Purchase Agreement (collectively, the “Sellers”), pursuant to which (i) the Issuer agreed to sell to Esta, and Esta agreed to purchase from the Issuer, 34,683,042 Class A Ordinary Shares (in the form of 5,780,507 ADSs), at a purchase price of $2.50 per share ($15.00 per ADS) at the closing; and (ii) the Sellers agreed to sell to Esta, and Esta agreed to purchase from the Sellers, an aggregate of 5,316,958 Class A Ordinary Shares (in the form of 886,160 ADSs), at a purchase price of $2.50 per share ($15.00 per ADS) at the closing.

On October 11, 2013, the closing date under the Purchase Agreement (the “Closing Date”), the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with Esta, Sheng Chen (“SC”), Jun Zhang (“JZ” and together with SC, the “Founders”), Personal Group Limited, a British Virgin Islands company, Fast Horse Technology Limited, a British Virgin Islands company, Beacon

Capital Group Inc., a British Virgin Islands company, Sunrise Corporate Holding Ltd., a British Virgin Islands company and Moomins Inc., a British Virgin Islands company (collectively, the “Founder Affiliates” and together with the Founders, the “Founder Parties”). Pursuant to the Investor Rights Agreement, Esta has the right to appoint one director (which appointee shall be subject to the Issuer’s consent, not to be unreasonably withheld or delayed) to the board of directors of the Issuer, which currently consists of six members. The Issuer will also have obligations to ensure that the majority of the board of directors of the Issuer be comprised of independent directors (determined pursuant to the rules and regulations of the NASDAQ Global Market and under the Exchange Act) at all times, so long as the Issuer has securities (including ADSs) listed on the NASDAQ Global Market.

On the Closing Date, the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Esta, pursuant to which the Issuer granted certain registration rights to Esta.

Copies of the Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein. The foregoing descriptions of the Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the ADSs and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, including the ADSs. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) — (b)

Esta is the beneficial owner of 40,000,000 Class A Ordinary Shares (in the form of 6,666,667 ADSs), representing approximately 11.75% of the outstanding Class A Ordinary Shares, 10.10% of all ordinary shares and approximately 4.46% of the voting power of the ordinary shares of the Issuer. Esta has shared power over the voting and disposition of such Class A Ordinary Shares. The foregoing is based on 304,525,819 Class A Ordinary Shares and 55,730,544 Class B ordinary shares outstanding as of September 30, 2013, as adjusted to give effect to the transaction as described in Item 4 above. Class A Ordinary Shares hold one vote per share and Class B ordinary shares hold ten votes per share.

Tembusu, through its ownership of Esta, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Esta.

Temasek Holdings, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Tembusu and Esta.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and incorporated in the first, second, third and fourth paragraphs of Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1.	Purchase Agreement, dated as of September 30, 2013, among the Issuer, Esta and the Sellers.

Exhibit 99.2.	Investor Rights Agreement, dated as of October 11, 2013, among the Issuer, Esta and the Founder Parties.

Exhibit 99.3.	Registration Rights Agreement, dated as of October 11, 2013, between the Issuer and Esta.

Exhibit 99.4.	Joint Filing Agreement, dated as of October 25, 2013, by and among Esta, Tembusu and Temasek Holdings.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2013

ESTA INVESTMENTS PTE. LTD.

By:	/s/ Rohit Sipahimalani
	Name:	Rohit Sipahimalani
	Title:	Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Chia Yue Joo
	Name:	Chia Yue Joo
	Title:	Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Rohit Sipahimalani
	Name:	Rohit Sipahimalani
	Title:	Authorised Signatory

SCHEDULE A

The name, business address and present principal occupation of each director and executive officer of the Reporting Persons is set forth below.

Esta Investments Pte. Ltd.

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Lim Kim Hwee 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Director – Operations Temasek International Pte. Ltd.	Singapore Citizen
Director	Ray Parangam 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Director – Leadership Development & Compensation Temasek International Pte. Ltd.	Indian Citizen

Tembusu Capital Pte. Ltd.

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Chia Yue Joo 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Managing Director – Legal & Regulations Temasek International Pte. Ltd.	Singapore Citizen
Director	Yeo Whye Lin Wendy 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Director – Human Resources Temasek International Pte. Ltd.	Singapore Citizen

Temasek Holdings (Private) Limited

Position	Name and Business Address	Present Principal Occupation	Citizenship
Chairman	Lim Boon Heng 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	N.A.	Singapore Citizen
Director	Ho Ching 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Executive Director and CEO Temasek Holdings (Private) Limited	Singapore Citizen
Director	Kua Hong Pak	Managing Director and Group CEO	Singapore

Position	Name and Business Address	Present Principal Occupation	Citizenship
	205 Braddell Road, East Wing 7th Floor Singapore 579701	ComfortDelGro Corporation Limited	Citizen
Director	Goh Yew Lin 50 Raffles Place, #33-00 Singapore Land Tower Singapore 048623	Managing Director GK Goh Holdings Limited	Singapore Citizen
Director	Teo Ming Kian N.A.	N.A.	Singapore Citizen
Director	Marcus Wallenberg Arsenalsgatan 4, 3rd fl, Stockholm, Sweden	Chairman Foundation Asset Mgmt Sweden AB	Swedish Citizen
Director	Lien Jown Leam Michael One Raffles Place #51-00 Singapore 048616	Executive Chairman Wah Hin & Co Pte Ltd	Singapore Citizen
Director	Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519	Chairman and Managing Director Wing Tai Holdings Limited	Singapore Citizen
Director	Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989	Chairman and Senior Partner Allen & Gledhill LLP	Singapore Citizen
Director	Robert B. Zoellick 1750 Massachusetts Ave NW Washington, DC 20036	N.A.	United States Citizen
Executive Officer	Gregory Lynn Curl 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	President Temasek International Pte. Ltd.	United States Citizen
Executive Officer	Lee Theng Kiat 60B Orchard Road,	President Temasek International Pte. Ltd.	Singapore Citizen

Position	Name and Business Address	Present Principal Occupation	Citizenship
#06-18 Tower 2, The Atrium@Orchard, Singapore 238891
Executive Officer	John Michael Cryan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Portfolio & Strategy Group President, Europe Head, Credit Portfolio Head, Portfolio Strategy Head, Africa Temasek International Pte. Ltd.	British
Executive Officer	Sim Hong Boon 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Markets Group President, Americas Co-Head, Credit Portfolio Temasek International Pte. Ltd.	United States Citizen
Executive Officer	Chan Wai Ching 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Corporate Development Group Head, Organisation & Leadership Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Cheo Hock Kuan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Strategic Relations & Corporate Affairs Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Chia Song Hwee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Investment Group Co-Head, China Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Dilhan Pillay Sandrasegara 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Enterprise Development Group Head, Singapore Co-Head, Americas Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Heng Chen Seng David 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Markets Group Senior Managing Director, Investment Head, South East Asia Temasek International Pte. Ltd.	Singapore Citizen

Position	Name and Business Address	Present Principal Occupation	Citizenship
Executive Officer	Leong Wai Leng 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Corporate Development Group Chief Financial Officer Co-Head, Portfolio Management Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Nagi Adel Hamiyeh 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Enterprise Development Group Senior Managing Director, Investment Head, Australia & New Zealand Head, Middle East Co-Head, Africa Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Pek Siok Lan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Senior Managing Director, General Counsel Senior Managing Director, Investment Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Ravi Mahinder Lambah 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Senior Managing Director, Investment Co-Head, India Temasek International Pte. Ltd.	Indian
Executive Officer	Rohit Sipahimalani 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Co-Head, Investment Group Head, India Co-Head, Middle East Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Tan Chong Lee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Portfolio and Strategy Group Head, Portfolio Management Head, Strategy Co-Head, Singapore Co-Head, Europe Temasek International Pte. Ltd.	Singapore Citizen
Executive Officer	Wu Yibing 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, China Temasek International Pte. Ltd.	United States Citizen